Exhibit 16.1

February 20, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements concerning our firm made by Antelope Enterprise Holdings Ltd (the “Company”) relating to the change in the Company’s certifying accountant to be furnished on Form 6-K to the Securities and Exchange Commission on February 20, 2025. We agree with the statements concerning our firm contained in the first, second, third and fourth paragraphs. We are not in a position to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ ARK CPA & Co.
ARK Pro CPA & Co
Certified Public Accountants